SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 11, 2010 with the report for the nine-month periods ended on March 31, 2010 and on March 31, 2009 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 11, 2010, the Company filed the report for the nine-month period ended on March 31, 2010 and March 31, 2009, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2010 and 2009

1. Period Results

(nine-month period ended on March 31, 2010 and 2009)

	In thousands of Ps.
	03/31/10	03/31/09
Ordinary	299,733	(106,177)
Extraordinary	—	—
Period Loss (Profit)	299,733	(106,177)

2. Net Worth Composition

Capital Stock	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	40,306	32,374
Reserve for new projects	193,486	193,486
Retained Earnings	470,841	(54,045)
Temporary conversion difference	13,789	14,967
Total Net Worth	2,364,608	1,832,968

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of May 12, 2010, the capital stock of the Company is Ps.578,676,460, divided into 578,676,460 of registered common shares, face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 332,023,572 shares, which represent 57.38% of the issued and outstanding capital.

As of March 31, 2010, without taking into account Cresud´s holding, the amount of 246,652,888 common stock of face value Ps. 1 each and 1 vote each are held by the rest of the shareholders. Such amount of shares represents 42.62% of the issued and outstanding capital stock.

As of March 31, 2010, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•	Revenues increased 14.4% to Ps. 952.1 million, driven by a 32.2% increase in Shopping Center Segment revenues.

•	Operating Income increased 182.4% to Ps. 393.1 million.

•	Net Income amounted to Ps. 299.7 million compared to a loss of Ps. 106.2 million.

•	Shopping Center tenants’ sales showed a strong rebound in last two quarters, with high occupancy levels.

•	Our investment in Banco Hipotecario S.A. presented a gain of Ps. 140.2 million.

•	Other segments (Sales and Developments, Offices and Other Rental Properties, Consumer Financing and Hotels) continue showing strength.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 12, 2010